CERBCO, Inc.

1419 Forest Drive, Suite 209

Annapolis, MD 21403

(443) 482-3374

May 11, 2005

By Way of EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington, D.C. 20549

Re:	CERBCO, Inc. (SEC File No. 000-16749) —Definitive Proxy Materials Relating to the Special Meeting of Stockholders to be held on June 30, 2005

Ladies and Gentlemen:

Attached for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), please find the following definitive proxy materials (the “Definitive Proxy Materials”), which have been cleared for filing by the Staff of the Commission:

1.	Letter and Notice relating to the special meeting of the stockholders of CERBCO, Inc. (“CERBCO”) to be held on June 30, 2005 (the “Special Meeting”);

2.	Proxy Statement, including the Annex thereto; and

3.	Forms of proxy cards for CERBCO’s Common Stock and Class B Common Stock to be furnished in connection with the Special Meeting.

Please note that we are also filing with the Definitive Proxy Materials a signed report of the independent public accountant as additional correspondence.

As indicated, CERBCO is scheduled to hold the Special Meeting on June 30, 2005. Therefore, pursuant to Rule 14a-6(d) under the Exchange Act, please be advised that CERBCO intends to release definitive copies of the proxy materials to its stockholders on or around May 13, 2005.

United States Securities and Exchange Commission

Division of Corporation Finance

May 11, 2005

Please direct questions relating to this filing to the undersigned at (443) 482-3374.

Sincerely,

/s/ Robert F. Hartman
Robert F. Hartman

Attachments

cc:	George Wm. Erikson, Esquire
Mr. Robert W. Erikson
Melissa A. Warren, Esquire
Jeannette C. Koonce, Esquire